UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the Calendar Quarter Ended March 31, 2002


                           Dominion Resources, Inc.
                     (Name of registered holding company)


                            120 Tredegar Street
                          Richmond, Virginia 23219
                  (Address of principal executive offices)





                              Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                4

Item 3.  Associate Transactions                                     5

Item 4.  Summary of Aggregate Investment                            7

Item 5.  Other Investments                                          8

Item 6.  Financial Statements and Exhibits                          8

                                       1



                          ITEM 1 - ORGANIZATION CHART

                                           State    % of
                      Energy               of       Voting
    Name of           or Gas    Date of    Incor-   Securi-      Nature
   Reporting          Related   Organiza-  pora-    ties           of
    Company           Company   tion       tion     Held        Business
   _________          _______   ________   ______   _______     ________


Dominion Resources,
Inc. ("DRI")(a)

  Dominion Alliance   Energy   11/21/00    DE     100%     Holds an invest-
  Holding, Inc.       Related                              ment in Bridgeco
  ("DAH")                                                  that will develop
                                                           the infrastructure
                                                           necessary to
                                                           operate the
                                                           Alliance regional
                                                           transmission
                                                           organization.

  Dominion Energy     Energy    4/20/01    VA     100%     Holds venture
  Technologies,       Related                              investments in
  Inc. ("DETI")                                            energy technology
                                                           companies.

  Dominion Meter-     Energy    12/8/00    VA     100%     Provides contract
  ing Services,       Related                              meter reading
  Inc. ("DMS")                                             services.

  Dominion Ohio ES,   Energy    5/25/01    OH     100%     Provides power
  Inc.("DOES")        Related                              plant and trans-
                                                           mission services
                                                           and expertise.


(a) Directly or indirectly holds interests in energy-related companies.


                                      2





                    ITEM 1 - ORGANIZATION CHART (CONTINUED)

                                           State    % of
                      Energy               of       Voting
    Name of           or Gas    Date of    Incor-   Securi-      Nature
   Reporting          Related   Organiza-  pora-    ties           of
    Company           Company   tion       tion     Held        Business
   _________          _______   ________   ______   _______     ________

Dominion Resources,
Inc. ("DRI")(a)

  Dominion Energy,
  Inc.("DEI")(a)

    Dominion Energy   Energy    2/22/00    VA     100%      Primarily engages
    Direct Sales,     Related                               in retail sales of
    Inc.("DEDS")                                            electricity and
                                                            gas to commercial
                                                            and industrial
                                                            users.

    Dominion Energy   Energy    9/21/00    VA     100%      Owns an interest
    Exchange, Inc.    Related                               in EIP Holdings,
    ("DEE")                                                 LLC ("EIP") which
                                                            owns 66.34% of
                                                            TradeSpark, LP, an
                                                            electronic and
                                                            telephonic market-
                                                            place for trans-
                                                            actions in natural
                                                            gas, electricity
                                                            and other fuels.
                                                            (b)

    Dominion          Energy    10/25/00   OH     100%      Produces steam
    Cleveland         Related                               and chilled water
    Thermal, Inc.                                           for retail cust-
     ("DCT")                                                omers in the
                                                            Cleveland, Ohio
                                                            area. (c)

(a) Directly or indirectly holds interests in energy-related companies.

(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.

(c) DCT provides services through three wholly-owned subsidiaries:
    Dominion Cleveland Steam Distribution LLC, Dominion Cleveland Chilled Water Distribution LLC, and Dominion Cleveland Thermal Generation, LLC.


                                      3


   ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS(a)

Company    Type of   Principal  Issue   Cost     Person    Collateral  Consid-
issuing    security  amount of  or      of       to whom   given with  eration
security   issued    security   renewal capital  issued    security    received
(Borrower)                                       (Lender)              for each
                                                                       security
_________  ________  ________   _______ _______  ________  __________  ________

DEDS       Short    $30,574,929    -       -        DEI        -           -
           Term
           Advances

DMS        Short       $525,000    -        -       DRI        -            -
           Term
           Advances

DAH        Short     $6,159,000    -        -       DRI        -            -
           Term
           Advances

(a) The chart reflects advances made by Lenders to Borrowers. Advances are evidenced by book entries and were made pursuant to Rule 52.

Company                Company
Contributing           Receiving                 Type and Amount of
Capital                Capital                   Capital Infusion
____________           _________                __________________

NONE



                                      4



                        ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting   Associate
Company     Company     Types of    Direct    Indirect   Cost     Total
Rendering   Receiving   Services    Costs     Costs      of       Amount
Service     Service(d)  Rendered    Charged   Charged    Capital  Billed
_________   _________   ________    _______   ________   _______  _______


DEDS        Evantage    Project      $24,291    $59,014      $0   $83,305
            Division    Management,
            of Virginia Engineering,
            Power       Marketing


DOES        Dominion    Engineering $334,788         $0      $0   $334,788
            Equipment,
            Inc. (e)


(d) All services are being provided at cost and are being billed (with the exception of certain direct billings) through Dominion Resources Services, Inc.

(e) Services provided by DOES to Dominion Equipment, Inc. are provided pursuant to service agreements dated June 1, 2001 in the form of Exhibit B to the Form U-9C-3 filed for the fourth quarter of 2001.


                                       5





Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
(f)
_________   _________   ________   ________  ________   _______   ________


Evantage    DEDS        Project     $24,702     $858       $0     $25,559
Division                Management,
of Virginia             Engineering,
Power                   Marketing





(f) Services provided by Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and DRI subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but will be provided in Form U-13-60.


                                      6


                   ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

   Total consolidated capitalization
    of DRI as of March 31, 2002        $25,504,775 (g)            Line 1

   Total capitalization multiplied by 15%
    (Line 1 multiplied by 0.15)          3,825,716                Line 2
                                       -----------

   Greater of $50 million or line 2                    $3,825,716 Line 3

   Total current aggregate investment:
    (categorized by major line of
    energy-related business)

   Energy-related business by category

          Category 2                          (132)
          Category 5                        20,630
          Category 6                        14,577
          Category 7                         6,394
                                            ------

       Total current aggregate investment                  41,469 Line 4
                                                           ------
Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                                   3,784,247 Line 5

Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:         None(h)
	   (categorized by major line of
	    gas-related business)

(g) Includes short-term debt of $3,173,910.

(h) Consolidated Natural Gas Company, a subsidiary of DRI which is registered as a holding company solely by reason of ownership of voting securities of gas utility companies, has gas-related companies which are covered by its Form U-9C-3.


                                      7



                          ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None





                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

     Balance sheets as of March 31, 2002 and income statements for the three months ended March 31, 2002 for the following companies are filed under confidential treatment pursuant to Rule 104(b):

           DEDS
           DEE
           DAH
           DETI
           DMS
           DCT
           DOES

B. Exhibits

   The form of service agreement, dated June 2, 2001 between DOES and Dominion Equipment, Inc. is attached as Exhibit B to the Form U-9C-3 filed for the fourth quarter of 2001.

   The certificate as to filing with interested state commissions is attached hereto as Exhibit A.


                                      8



                                  SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                            DOMINION RESOURCES, INC.


                                            By: James F. Stutts
                                                Its Attorney

May 30, 2002


                                     9




                                                     Exhibit A



                                  CERTIFICATE


     The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and that:

     DRI's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2002 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

     The names and addresses of such state utility commissions are:

            Utilities Department
            Public Utility Commission of Ohio
            180 Broad Street
            Columbus, OH 43266-0573

            Executive Secretary
            West Virginia Public Service Commission
            201 Brooks Street
            Charleston, WV 25301

            Secretary
            Pennsylvania Public Utility Commission
            North Office Building
            Commonwealth Avenue and North Street
            Harrisburg, PA 17101

            General Counsel
            Virginia State Corporation Commission
            1300 East Main Street
            10th Floor
            Richmond, VA 23219

            Chief Clerk
            North Carolina Utilities Commission
            4325 Mail Service Center
            Raleigh, North Carolina 27699-4325

                                      1



     IN WITNESS WHEREOF, I have hereunto set my hand as of the 30th day of May, 2002.

                              Sharon L. Burr
                              Attorney for
                              Dominion Resources, Inc.



                                      2